                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
                                Amendment No. 3
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                   and Rule 13e-3 (ss.240.13e-3) thereunder)

                                 Tubby's, Inc.
                _______________________________________________
                                (Name of Issuer)

 Tubby's, Inc., R Corp, Robert M. Paganes, Peter T. Paganes, Vincent J. Tatone
                _______________________________________________
                      (Name of Person(s) Filing Statement)

                          Common Stock Par Value $0.01
                _______________________________________________
                         (Title of Class of Securities)

                                   898551205
                _______________________________________________
                     (CUSIP Number of Class of Securities)

                 Kenneth Lango, Bodman, Longley & Dahling LLP,
             755 West Big Beaver, Suite 2020, Troy, Michigan 48084,
                                 (248) 362-2110

                _______________________________________________
            (Name, address and telephone number of person authorized
           to receive notices and communications on behalf of persons filing statement)

Copies to:   Vincent J. Tatone, 6029 E. Fourteen Mile Road,
             Sterling Heights, MI 48312

        This Statement is filed in connection with:

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer
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d. [ ]  None of the above

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.....[ ]

        Check the following box if the filing is a final amendment reporting the results of the transaction.......................................[X]

Calculation of Filing Fee

Transaction Amount:    $2,290,131.00
Filing Fee:            $458.03

Valuation:   The filing fee was determined by calculating one-fiftieth of one percent of the proposed cash payment to shareholders. The transaction contemplates the payment of $1.10 per share in exchange for 2,081,938 shares which equals $2,290,131.80.

                                FINAL AMENDMENT

     The proposed merger between R Corp and Tubby's, Inc. was approved by the shareholders of Tubby's, Inc. at its annual meeting held on March 22, 2000, and was consummated on May 15, 2000 with the filing of a Certificate of Merger with the New Jersey Department of Treasury, Division of Revenue.


                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Tubby's, Inc.                           R Corp

 /s/ Robert M. Paganes                  /s/ Robert M. Paganes
     -----------------                      -----------------
 By: Robert M. Paganes,                 By: Robert M. Paganes
 Its: President and CEO                 Its: President

 /s/ Robert M. Paganes                  /s/ Peter T. Paganes
     -----------------                      ----------------
 Robert M. Paganes, Individually        Peter T. Paganes, Individually

 /s/ Vincent J. Tatone
     -----------------
 Vincent J. Tatone, Individually


Dated: October 25, 2000